Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the three months ended March 31, 2019

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated financial statements for the three months ended March 31, 2019 and 2018 and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at April 24, 2019. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is a Canadian-focused intermediate gold mining Company. The Company has a portfolio of two core producing assets in a leading jurisdiction, the Rainy River gold mine (“Rainy River”) and the New Afton gold-copper mine (“New Afton”) in Canada. The Company also operates the Cerro San Pedro gold-silver mine (“Cerro San Pedro”) in Mexico (which transitioned to the reclamation phase on December 31, 2018). In addition, New Gold owns 100% of the Blackwater project located in Canada (“Blackwater”). New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility.

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 Contents

OUR BUSINESS	1

OPERATING AND FINANCIAL HIGHLIGHTS	3

OUTLOOK FOR 2019	5

KEY PERFORMANCE DRIVERS	5

FINANCIAL RESULTS	7

REVIEW OF OPERATING MINES	11

DEVELOPMENT AND EXPLORATION REVIEW	16

FINANCIAL CONDITION REVIEW	17

NON-GAAP FINANCIAL PERFORMANCE MEASURES	23

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	33

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	35

ACCOUNTING POLICIES	35

CONTROLS AND PROCEDURES	36

CAUTIONARY NOTES	37

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OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

The Company completed the sale of Mesquite in October 2018 and the sale of Peak Mines in early April 2018. As a result, Mesquite and Peak Mines have been classified as discontinued operations. Operating highlights are disclosed on a continuing operations basis (unless otherwise noted).

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
CONTINUING OPERATING INFORMATION
Gold equivalent (ounces)(3):
Produced (1)	123,263	119,075
Sold (1)	134,699	117,282
Gold (ounces):
Produced (1)	79,398	63,771
Sold (1)	89,312	64,154
Copper (millions of pounds):
Produced (1)	19.5	22.2
Sold (1)	20.2	21.3
Revenue (1)
Gold ($/ounce)	1,278	1,296
Copper ($/pound)	2.56	2.86
Average realized price(1) (2)
Gold ($/ounce)	1,301	1,331
Copper ($/pound)	2.79	3.14
Operating expenses per gold eq. ounce sold ($/ounce)	645	760
Total cash costs per gold eq. ounce sold ($/ounce) (2)	697	828
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)	1,083	1,373
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold equivalent ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Gold equivalent ounces include silver ounces and copper ounces produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. For pricing assumptions, please refer to the “Review of Operating Mines” section of this MD&A.

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FINANCIAL HIGHLIGHTS

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
FINANCIAL INFORMATION FROM CONTINUING OPERATIONS
Revenue	167.9	147.5
Operating margin(1)	81.0	58.4
Revenue less cost of goods sold	19.8	2.3
Net loss	(13.4)	(30.9)
Adjusted net loss (1)	(1.8)	(17.9)
Operating cash flows	74.3	39.7
Operating cash flows before changes in non-cash operating working capital(1)	71.1	49.9
Capital expenditures (sustaining) (1)	42.6	55.5
Capital expenditures (growth) (1)	7.8	12.7
Total assets	2,168.8	3,951.5
Cash and cash equivalents	132.3	191.3
Long-term debt	781.2	1,008.4
Non-current liabilities excluding long-term debt	331.9	618.8

SHARE DATA
Loss per share from operations:
Basic ($)	(0.02)	(0.05)
Diluted ($)	(0.02)	(0.05)
Adjusted net loss per basic share ($)(1)	(0.00)	(0.03)
Share price as at March 31 (TSX – Canadian dollars)	1.14	3.34
Weighted average outstanding shares (basic) (millions)	579.1	578.7

1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net earnings (loss), adjusted net earnings (loss) per basic share, capital expenditures (sustaining and growth) and operating cash flows before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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OUTLOOK FOR 2019
During the year, the Company will continue to advance its strategy of re-positioning the Company for long-term success that will include: completion of all remaining construction capital at Rainy River in order to position the operation for efficient and sustainable mining; optimizing the Rainy River life of mine plan with a clear focus on lowering future capital requirements while delivering strong free cash flow generation starting in 2020; re-launching an internally funded development program for the New Afton C-zone and delivering an optimized life of mine plan; and returning the Company’s focus to organic growth opportunities by launching strategic exploration programs at both assets.

During the first quarter, the Company reported encouraging results at Rainy River with improved mill availability and metal recoveries achieved as mill upgrades and repairs were completed. The Company is committed to driving further efficiencies as remaining mill upgrades and construction activities are completed over the balance of the year. Consistent with our renewed focus on organic growth, a strategic exploration program will be launched in the second quarter that will focus on previously identified near-mine targets in the Intrepid North area. An updated mine plan is expected to be completed in the fourth quarter.

During the first quarter, New Afton reported another solid quarter of in-line results. During the quarter, efforts continued to focus on advancing the internally-funded development of the C-zone, which is expected to extend the mine life to 2030. Concurrently, a strategic exploration drilling program was recently launched at New Afton that will test the down plunge extension of the C-zone (the D-zone), which could increase the resource inventory and further extend the mine life. The first hole of the 10-hole program has been completed, which intersected C-zone style mineralization with a second hole currently underway. The drilling program is expected to be completed during the third quarter. An updated mine plan is expected to be completed in the latter part of the year.

The Company is on track to achieve 2019 guidance for the Rainy River and New Afton mines.

Details of the Company’s 2019 guidance is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.newgold.com.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

For an analysis of the impact of production volumes and costs for the three months ended March 31, 2019 relative to prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.

Commodity Prices

Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.

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For the three months ended March 31, 2019, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,278 and $1,301 respectively, compared to the London bullion market (“LBMA”) p.m. average gold price of $1,304 per ounce.

Copper Prices
For the three months ended March 31, 2019, New Gold’s copper revenue per pound and average realized copper price per pound were  $2.56 and $2.79 respectively compared to the average London Metal Exchange (“LME”) copper price of $2.82 per pound.

In December 2018, the Company entered into gold price option collar contracts and copper price collar option contracts to provide downside price protection.

Foreign Exchange Rates
The Company’s key operations are in Canada, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River, and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Mexican peso through its reclamation activities at Cerro San Pedro.

The Canadian dollar strengthened against the U.S. dollar by approximately 2% from December 31, 2018 to March 31, 2019. The average Canadian dollar against the average U.S. dollar for the three months ended March 31, 2019 weakened by approximately 5% when compared to the prior-year period. The strengthening or weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development property as a significant portion of operating and capital costs are denominated in Canadian dollars.

For an analysis of the impact of foreign exchange fluctuations on operating costs for the three months ended March 31, 2019 relative to prior-year periods, refer to the “Review of Operating Mines” sections for Rainy River and New Afton.

Economic Outlook

The LBMA p.m. gold price increased by 4% since the start of 2019. Despite a relative slowdown in China, the global economy remains strong, while equity and bond markets have rebounded from their year-end declines.

Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices. Gold held in exchange-traded products has decreased slightly since mid-January of 2019, although overall interest remains strong relative to historic levels.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable.

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FINANCIAL RESULTS

Summary of Quarterly Financial Results

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
FINANCIAL RESULTS
Revenue	167.9	147.5
Operating expenses	86.9	89.1
Depreciation and depletion	61.2	56.1
Revenue less cost of goods sold	19.8	2.3
Corporate administration	5.3	5.4
Share-based payment expenses	0.3	1.4
Exploration and business development	0.4	0.6
Earnings (loss) from operations	13.8	(5.1)
Finance income	0.5	0.4
Finance costs	(15.3)	(16.6)
Other gains and losses
Rainy River underground project costs	(1.7)	-
Loss on foreign exchange	(1.9)	(19.9)
Other loss on disposal of assets	(0.1)	-
Gain on revaluation of investments	0.5	-
Unrealized (loss) gain on revaluation of gold stream obligation	(4.7)	3.3
Settlement and (loss) gain on revaluation of copper price option contracts	(3.1)	6.8
Settlement and gain on revaluation of gold price option contracts	1.1	-
Revaluation of CSP’s reclamation and closure cost obligation and social closure costs	(1.0)	-
Gain on additional proceeds realized from collection of amounts receivable associated with Mesquite sale	2.1	-
Other	0.1	1.6
Loss before taxes	(9.7)	(29.5)
Income tax expense	(3.7)	(1.4)
Loss from continuing operations	(13.4)	(30.9)
Earnings from discontinued operations	-	1.4
Net loss	(13.4)	(29.5)
Adjusted loss from continuing operations (1)	(1.8)	(17.9)
1.
The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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Revenue
For the three months ended March 31, 2019, the $20.4 million, or 14%, increase in revenue was due to a $30.1 million increase in gold ounces sold offset by a $9.7 million decrease in average realized prices. The average realized prices for the three months ended March 31, 2019 were $1,301 per gold ounce, and $2.79 per pound of copper. This compared to $1,331 per gold ounce and $3.14 per pound of copper in the prior-year period.

A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses
For the three months ended March 31, 2019, operating expenses were relatively consistent compared with the prior-year period as the increase in volume was offset by the ramp-up in operating efficiencies at Rainy River.

Depreciation and depletion
For the three months ended March 31, 2019, depreciation and depletion increased compared with the prior-year period due to increased sales volumes.

Revenue less cost of goods sold
For the three months ended March 31, 2019, revenue less cost of goods sold increased, primarily due to increased operating margin, offset by an increase in depreciation and depletion.

Corporate administration, corporate restructuring, and share-based payment expenses
For the three months ended March 31, 2019, corporate administration remained consistent with the prior-year period.

Finance income and finance costs
For the three months ended March 31, 2019, finance costs decreased relative to the prior-year period as the credit facility was undrawn throughout the first quarter of 2019.

Other gains and losses
The following other gains and losses are added back for the purposes of adjusted net earnings:

Underground project costs
Underground project costs of $1.7 million relate to costs associated with the deferral of the Rainy River underground mine development plan and include demobilization and related costs. The cost to transfer ownership of infrastructure from the contractor has been capitalized.

Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of the deferred tax liabilities at the balance sheet date and the appreciation or depreciation of the Canadian dollar and Mexican peso compared to the U.S. dollar in the current period.

Gold stream obligation
For the three months ended March 31, 2019, the unrealized loss on revaluation of the gold stream obligation derivative instrument was a result of a decrease in the risk-free interest rate.

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Copper option contracts
For the three months ended March 31, 2019, the Company recognized a loss of $3.1 million on the revaluation of the copper price option contracts due to an increase in copper prices.

Gold option contracts
For the three months ended March 31, 2019, the Company recognized a gain of $1.1 million on the revaluation of the gold price option contracts resulting from a decrease in the number of options outstanding.

CSP’s reclamation, closure cost obligation, and social closure costs
Cerro San Pedro transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. The $1.0 million revaluation of CSP’s reclamation and closure cost obligation is a result of changes in estimates to the expected cash flows and social closure costs.

Mesquite sale proceeds
The gain on the Mesquite sale proceeds of $2.1 million represents additional proceeds collected in excess of the amounts accrued on the collection of the outstanding working capital proceeds due from the sale of Mesquite.

Income tax
Income tax expense from continuing operations for the three months ended March 31, 2019 was $3.7 million on a loss before taxes of $9.7 million compared to an expense of $1.4 million on loss before tax of $29.5 million in the prior year, reflecting an effective tax rate of 38.0% in 2019 compared to 4.75% in 2018. The increase is related to current mineral tax expense in the period.

For the three months ended March 31, 2019, the Company recorded a foreign exchange gain of $0.9 million on non-monetary liabilities, compared to a loss of $21.6 million in the prior-year with no associated tax impact.

On an adjusted net loss basis, the adjusted tax expense from continuing operations for the three months ended March 31, 2019, was $0.8 million, compared to adjusted tax recovery of $3.4 million in the prior year. The adjusted tax expense excludes other gains and losses on the consolidated income statement. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

(Loss) earnings from discontinued operations, net of tax
Peak Mines and Mesquite have been classified as discontinued operations in the prior-year period.

Net loss
For the three months ended March 31, 2019, the net loss decreased compared to the prior-year period as the increase in revenue and decrease in share-based payments and finance costs was partially offset by an increase in depreciation and depletion and income tax recovery.

Adjusted net earnings (loss) from continuing operations
Net losses have been adjusted for other gains and losses on the consolidated income statement. Key elements in other gains and losses are: underground project costs at Rainy River; the fair value changes for the gold stream obligation; fair value changes for copper and gold price option contracts, and a foreign exchange loss. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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Adjusted net loss from continuing operations for the three months ended March 31, 2019 was $1.8 million, or $0.00 per basic share, compared to an adjusted net loss from continuing operations of $17.9 million, or $0.03 per basic share in the prior-year period. Adjusted net loss from continuing operations was primarily impacted by an increase in operating margin of $22.6 million, a decrease of $1.4 million in exploration, business development, and corporate general and administrative expenses, a decrease in finance costs less finance income of $1.4 million when compared to the prior year. This was partially offset by an increase in depreciation and depletion expenses of $5.1 million, and an increase in income tax expense of $4.2 million.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
CONTINUING OPERATING INFORMATION
Gold production from operations (ounces)(1)	79,398	97,428	77,533	76,751	63,711	58,070	29,520	30,842	30,577
Gold sales from operations (ounces)(1)	89,312	84,421	76,653	72,774	64,154	54,170	28,479	27,245	30,760
Revenue	167.9	157.4	147.1	152.5	147.5	123.5	93.0	84.8	87.3
(Loss) earnings	(13.4)	(742.5)	(1.6)	(310.6)	(30.9)	(226.9)	26.7	11.1	31.1
Per share:
Basic ($)	(0.02)	(1.28)	(0.00)	(0.54)	(0.05)	(0.39)	0.05	0.02	0.06
Diluted ($)	(0.02)	(1.28)	(0.00)	(0.54)	(0.05)	(0.39)	0.05	0.02	0.06

1.	A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

In the first quarter of 2019, the Company identified an immaterial error relating to its deferred tax liabilities. The result of this error is an increase to income tax expense and deferred tax liabilities of $14.8 million for the three months and year ended December 31, 2018. The resulting understatement of the deferred tax liabilities balance of $14.8 million as at December 31, 2018 has been revised in the comparative condensed consolidated statement of financial position. There has been no change to the comparative condensed consolidated income statements or the comparative condensed consolidated statement of cash flow.

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REVIEW OF OPERATING MINES

Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The property is located near infrastructure and is comprised of approximately 192 square kilometres of freehold and leasehold patented surface rights and mining rights, properties and unpatented mining claims.

As at December 31, 2018, the mine had 4.2 million ounces of Proven and Probable Gold Mineral Reserves, with 2.1 million ounces of Measured and Indicated Gold Mineral Resources, exclusive of Mineral Reserves. A summary of Rainy River’s operating results is provided below.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,416	3,267
Waste mined (thousands of tonnes)	8,635	6,852
Ore processed (thousands of tonnes)	1,775	1,578
Ratio of waste-to-ore	6.10	2.10
Average gold (grams/tonne)	1.19	1.08
Gold recovery rate (%)	90	81
Gold eq. (ounces)(3):
Produced	62,278	40,016
Sold	71,483	41,621
Gold (ounces):
Produced (1)	61,557	39,325
Sold (1)	70,695	40,880
Average gold realized price ($/ounce)	1,295	1,328
Operating expenses per gold eq. ounce sold ($/ounce)	801	1,240
Total cash costs per gold eq. ounce sold (2)	801	1,240
All-in sustaining costs per gold eq. sold (2)	1,330	2,427
FINANCIAL INFORMATION
Revenue	92.5	55.3
Operating margin (2)	35.2	3.7
Revenue less cost of goods sold	13.5	(13.8)
Capital expenditures (sustaining capital) (2)	34.6	48.9
Capital expenditures (growth capital) (2)	3.8	10.2
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold eq ounce sold, average realized price, and operating margin and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
  Gold equivalent ounces for Rainy River includes silver ounces produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q1 2019 was calculated based on average spot market prices of $1,304 per gold ounce and $15.57 per silver ounce. The ratio for Q1 2018 was calculated based on average spot market prices of $1,329 per gold ounce and $16.77 per silver ounce.

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Operating results

Production
Rainy River reported in-line gold equivalent production of 62,278 ounces (61,557 ounces of gold and 60,383 ounces of silver) for the quarter. As previously disclosed, production during the quarter included planned lower grades as mining operations continued the transition to phase 2 of the mine plan.

During the quarter, approximately 1.4 million ore tonnes and 8.6 million waste tonnes (including 2.97 million capitalized waste tonnes) were mined at an operating strip ratio of 6.10:1. Mining operations in the quarter were primarily focused on waste stripping to expose ore for mining in future quarters. Additionally, 0.9 million tonnes of out-pit non-acid generating (NAG) material were mined in preparation for planned dam raises scheduled to begin during the second quarter.

Mill throughput for the quarter averaged 19,725 tonnes per calendar day, below the annual target of 22,000-24,000 tonnes per day. The lower average mill throughput was negatively impacted by the significant buildup of ice in the crushed ore stockpile above the apron feeders. Average mill throughput returned to target levels at the end of the quarter.

Mill availability for the quarter was a record 89% (95% in March), despite the planned downtime to replace the ball mill trunnion and complete repairs.

Gold recovery improved to average 90% for the quarter, a significant improvement over the 89% reported in the fourth quarter when considering the 16% lower average grade milled. Recoveries are expected to continue to improve throughout the year to an average of 90-92% for the year.

During the first quarter of 2019, the Company launched a comprehensive optimization study that includes the review of alternative open pit and underground mining scenarios with the overall objective of reducing capital and improving the return on investment over the life of mine. An updated life of mine plan is anticipated to be completed in the fourth quarter.

Revenue
For the three months ended March 31, 2019, revenue increased compared to the prior-year period due to higher metal sales volumes.

Revenue less cost of goods sold
For the three months ended March 31, 2019, revenue less cost of goods sold increased, primarily driven by higher gold sales volumes.

Operating expenses, total cash costs, all-in sustaining costs, and capital expenditures
For the three months ended March 31, 2019, operating expense per gold equivalent ounce was $801 which is a 35% decrease over the prior-year quarter, driven by improved operational performance and increased metal production and sales volumes achieved in the current year quarter.

For the three months ended March 31, 2019, all-in sustaining costs per gold equivalent ounce were $1,330, which included $10 million of capitalized stripping mining costs ($140 per gold eq. ounce), and $27 million of other sustaining capital expenditure and lease payments. AISC per gold equivalent ounce for the quarter declined by 45% over the prior-year quarter due to improved operational performance and an increase in metal production and sales volumes coupled with a decrease in sustaining capital. It is expected that sustaining capital will be higher in the second and third quarters when weather conditions are more favourable for infrastructure and tailings construction will decline in the fourth quarter.

For the three months ended March 31, 2019, growth capital was $3.8 million, related to underground mine development, working capital payments and the transfer of infrastructure from the contractor.

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Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended March 31, 2019, the value of the U.S. dollar averaged $1.33 against the Canadian dollar compared to $1.26 in the prior-year period. This had a positive impact on total cash costs of $41 per gold ounce sold against the prior-year.

Exploration activities
Exploration activities during the quarter focused on refining the scope of work and schedule for the upcoming field program. A strategic exploration drill program is expected to begin in the second quarter that will test near-mine targets in the Intrepid North area.

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New Afton Mine, British Columbia, Canada

The New Afton mine is located near Kamloops, British Columbia. As at December 31, 2018, the mine had 1.1 million ounces of Proven and Probable Gold Mineral Reserves and 903 million pounds of Proven and Probable Copper Mineral Reserves, with 1.1 million ounces of Measured and Indicated Gold Mineral Resources, exclusive of Mineral Reserves, and 891 million pounds of Measured and Indicated Copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
OPERATING INFORMATION
Ore mined (thousands of tonnes)	1,382	1,450
Ore processed (thousands of tonnes)	1,328	1,290
Average grade:
Gold (grams/tonne)	0.50	0.57
Copper (%)	0.80	0.94
Recovery rate (%):
Gold	83.2	84.1
Copper	83.2	83.2
Gold eq. (ounces)(4):
Produced	60,986	73,717
Sold	63,216	69,914
Gold (ounces):
Produced (1)	17,841	19,998
Sold (1)	18,617	18,485
Copper (millions of pounds):
Produced (1)	19.5	22.2
Sold (1)	20.2	21.3
Revenue
Gold ($/ounce)	1,215	1,218
Copper ($/pound)	2.56	2.86
Average realized price (1)(2):
Gold ($/ounce)	1,327	1,336
Copper ($/pound)	2.79	3.14
Operating expenses per gold eq ounce sold ($/ounce)	468	405
Operating expenses per gold ounce sold ($/ounce) (3)	477	408
Operating expenses per copper pound sold ($/pound) (3)	1.00	0.96
Total cash costs per gold eq. sold ($/ounce) (2)	578	523
All-in sustaining costs per gold eq. sold ($/ounce) (2)	714	626
Total cash costs on a co-product basis (2)
Gold ($/ounce)	589	527
Copper ($/pound)	1.24	1.24
All-in sustaining costs on a co-product basis (2)
Gold ($/ounce)	727	631
Copper ($/pound)	1.53	1.48

FINANCIAL INFORMATION:
Revenue	75.4	84.5
Operating margin (2)	45.8	56.2
Revenue less cost of goods sold	6.3	18.4
Capital expenditures (sustaining capital) (2)	7.9	6.6
Capital expenditures (growth capital) (2)	2.6	0.6
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital, sustaining leases, and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

4.
Gold equivalent ounces for New Afton includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period.  The ratio for Q1 2019 was calculated based on average spot market prices of $1,304 per gold ounce, $15.57 per silver ounce and $2.82 per copper pound. The ratio for Q1 2018 was calculated based on average spot market prices of $1,329 per gold ounce, $16.77 per silver ounce and $3.16 per copper pound.

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Operating results

Production
New Afton produced 60,986 gold equivalent ounces for the quarter, including 17,841 ounces of gold, and 19.5 million pounds of copper, in line with plan.

The second phase of a planned mill upgrade to address supergene ore recovery advanced during the quarter with commissioning scheduled for the third quarter.

Development of the B3-zone is currently underway, which will sustain ongoing production during the C-zone development period.

Efforts during the quarter continued to focus on de-risking the C-zone project, primarily focusing on the finalization of the tailings disposal plan and advancing permitting efforts with the objective of updating the life of mine plan in the latter part of the year. During the quarter, exploration-heading development towards the C-zone commenced and advanced by approximately 50 metres.

Revenue
For the three months ended March 31, 2019, revenue decreased compared to the prior-year period due to lower copper sales volume and lower realized metal prices.

Revenue less cost of goods sold
For the three months ended March 31, 2019, the decrease in revenue less cost of goods sold was primarily driven by lower copper sales volume.

Operating expenses, total cash costs, all-in sustaining costs, and capital expenditures
For the three months ended March 31, 2019, operating expense per gold equivalent ounce was $468, which is an increase from the prior-year quarter primarily due to a decrease in sales volume.

For the three months ended March 31, 2019, all-in-sustaining costs per gold equivalent ounce was $714. All-in sustaining costs per gold ounce (net of by-product credits) for the quarter was ($673). All-in sustaining costs have increased over the prior-year quarter due to an increase in sustaining capital as well as a decrease in metal sales volume and revenue.

During the three months ended March 31, 2019, sustaining capital and sustaining lease payments was $8.0 million, primarily related to tailings dam raises and equipment purchases and sustaining mine development.

Growth capital for the quarter was $2.6 million, primarily related to the C-zone.

Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended March 31, 2019, the value of the U.S. dollar averaged $1.33 against the Canadian dollar, compared to $1.26 in the prior-year period, resulting in a positive impact on total cash costs of $29 per gold ounce sold against the prior year.

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Exploration activities
During the first quarter of 2019, the Company completed 5,998 metres of core drilling in 31 holes on the Sub Level Cave “SLC” infill drilling program to support M&I resource classification, The SLC area is located directly beneath the East Cave portion of the New Afton Main Zone.

An underground drilling program is currently underway that will test the down plunge extension of the C-zone (the D-zone) that could increase the resource inventory and extend mine life beyond 2030. The first hole of the 10-hole program has been completed, which intersected C-zone style mineralization over an approximate 140 metre interval (from 662 metres to 802 metres depth) and ended at the planned target, 360 vertical metres below the C-zone (assays pending). A second drill hole is currently underway and the program is expected to be completed by the end of the third quarter.

DEVELOPMENT AND EXPLORATION REVIEW

Blackwater Project, British Columbia, Canada
Blackwater is a bulk-tonnage, gold-silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Environmental and permitting activities
The following environmental and permitting related activities occurred at Blackwater for the three months ended March 31, 2019:

●	The Provincial and Federal Environmental Assessment (“EA”) technical review stage continued.
●	Advanced discussions with key First Nations on Participation Agreements (“PAs”).
●	Advanced project trade-off studies.

On April 15, 2019, the federal Minister of Environment and Climate Change issued a positive Decision Statement regarding the project’s EA, which is a very significant milestone for the project. The Company expects a decision from the province of British Columbia on the environmental assessment by the end of 2019. In addition, on April 18, 2019, the Company entered into a trilateral PA with the Lhoosk’uz Dene Nation and Ulkatcho First Nation, the two Indigenous groups whose traditional territories overlap the project’s mine site.  Engagement and negotiations with other First Nations continue.

The Company will continue to assess alternative project scenarios at Blackwater that would involve lower initial capital requirements and a higher-grade pit configuration with the goal of generating positive returns at current metals prices.

Project costs
For the three months ended March 31, 2019, capital expenditures totalled $1.4 million, compared to $1.9 million in the prior year. Expenditures in the current period related to continued advancement of the EA process, including work to resolve remaining regulatory and First Nations comments and related environmental and engineering studies, as well as discussions with First Nations on PAs.

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FINANCIAL CONDITION REVIEW

Balance Sheet Review

	As at March 31	As at December 31
(in millions of U.S. dollars)	2019	2018
BALANCE SHEET INFORMATION
Cash and cash equivalents	132.3	103.7
Other current assets	164.5	186.7
Non-current assets	1,872.0	1,879.2
Total assets	2,168.8	2,169.6

Current liabilities	126.3	130.9
Non-current liabilities excluding long-term debt	331.9	313.7
Long-term debt	781.2	780.5
Total liabilities	1,239.4	1,225.1
Total equity	929.4	944.5
Total liabilities and equity	2,168.8	2,169.6

Assets

Cash and cash equivalents
The increase in cash and cash equivalents was primarily driven by positive operating cash flows generated during the quarter which is only partially offset by capital expenditures at Rainy River and New Afton and by the $12.0 million net working capital proceeds related to the sale of Mesquite.

Other current assets
Other current assets primarily consist of trade and other receivables, inventories, prepaid expenses, and income tax receivables. Other current assets decreased when compared with the prior period as a result of the collection of working capital proceeds related to the Mesquite sale, collection of sales tax receivables and a decrease in inventories.

Non-current assets
Non-current assets consist of mining interests which include the Company’s mining properties, development projects, property, plant and equipment, and long-term inventory. Non-current assets were consistent with the prior period as depreciation and depletion was partially offset by capital additions.

Liabilities

Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities decreased compared to the prior-year period as a result of a reduction in trade payables and accruals, offset by an increase in interest payable as the Company makes interest payments on its senior secured notes in the second and fourth quarters.

Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, the gold stream obligation and deferred tax liabilities.

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The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton, Cerro San Pedro and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at March 31, 2019 was $89.8 million, and was higher than the balance at December 31, 2018 of $86.1 million, primarily due to the decrease in discount rates used to value the liability.

The net deferred income tax liability is consistent at $56.3 million compared to the prior year.

Long-term debt and other financial liabilities containing financial covenants
The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt includes senior unsecured notes and the amounts drawn on the Company’s revolving Credit Facility (the “Credit Facility”).

The Company’s gold stream obligation contains a maximum leverage ratio covenant (net debt to earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments) of 3.5 : 1.0, with the exception that the leverage ratio limit may increase to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0.

The Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”) which mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. The Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”) which mature and become due and payable on May 15, 2025, and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments in May and November of each year. The 2022 and 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0: 1.0.

The Company has a revolving credit facility with a maturity date of August 2021 and a borrowing limit of $400.0 million.

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA, all of which are measured on a rolling four-quarter basis at the end of every quarter.

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Significant financial covenants from the credit facility are as follows:

		Three months ended March 31	Year ended December 31
	Financial covenant	2019	2018
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.7 : 1	4.5 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.5 : 1	2.6 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.5 : 1	0.4 : 1

As at March 31, 2019, letters of credit amounting to $112.8 million have been issued through the Credit Facility (December 31, 2018 - $110.8 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

Liquidity and Cash Flow

As at March 31, 2019, the Company had cash and cash equivalents of $132.3 million compared to $103.7 million at December 31, 2018. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper market prices, capital expenditures, operating costs, interest rates, and foreign exchange rates.  These factors are monitored by the Company on a regular basis and will continue to be reviewed.

The Company’s cash flows from operating, investing, and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three months ended March 31, 2019 and 2018:

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
CASH FLOW INFORMATION
Cash generated from continuing operations	74.3	39.7
Investing cash flows used by continuing operations (capital expenditures and other)	(50.0)	(68.0)
Cash generated from investing activities (sale of Mesquite and other assets)	12.0	0.3
Cash used in financing activities	(8.0)	(6.7)
Effect of exchange rate changes on cash and cash equivalents	0.3	(0.8)
Cash flows related to discontinued operations	-	10.6
Change in cash and cash equivalents	28.6	(24.9)

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Operations
For the three months ended March 31, 2019, the increase in cash generated from operations was primarily due to higher revenue resulting from higher sales volume and favourable changes in non-cash working capital when compared to the prior period.

Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. Spending was $50.0 million for the three months ended March 31, 2019 compared to $68.0 million in the prior year. Additionally, in the quarter the Company collected on the outstanding working capital receivable associated with the sale of Mesquite.

The following table summarizes the capital expenditures (mining interests per the unaudited consolidated statements of cash flows) for the three months ended March 31, 2019 and 2018:

Three months ended March 31
(in millions of U.S. dollars)	2019	2018
CAPITAL EXPENDITURES BY SITE
Rainy River	38.4	59.1
New Afton	10.5	7.2
Blackwater	1.4	1.9
Corporate	0.1	-
Capital expenditures from continuing operations	50.4	68.2

Financing Activities
Cash used in financing activities primarily related to finance lease payments and interest paid.

The Company’s March 31, 2019 cash balance of $132.3 million, together with the $287.2 million available for drawdown under the Credit Facility at March 31, 2019, provided the Company with approximately $419.5 million of liquidity.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk, in December 2018, the Company entered into copper and gold price option collar contracts for 2019 production by purchasing put options and selling call options covering 21,600 tonnes of copper and 192,000 ounces of gold. As at 31 March 2019, there are 16,200 tonnes of copper and 144,000 ounces of gold option contracts outstanding.

In 2019, the Company is expecting to complete all remaining construction at Rainy River and continue to advance the C-zone development at New Afton resulting in significant capital expenditures that are expected to exceed total cash generated from operations. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow, refinancing activities and other corporate actions.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At March 31, 2019, these commitments totalled $63.2 million, $62.9 million of which is expected to fall due over the next 12 months. This compares to commitments of $27.2 million as at December 31, 2018, $26.9 million of which was expected to fall due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

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Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow, and results of operations. As at March 31, 2019 and 2018 there were no contingent losses recorded.

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Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

				As at March 31		As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	1-3 Years	4-5 Years	After 5 Years	2019 Total	2018 Total
CONTRACTUAL OBLIGATIONS
Long-term debt	-	-	500.0	300.0	800.0	800.0
Interest payable on long-term debt	50.4	100.7	57.8	21.5	230.4	242.9
Total lease commitments	10.1	11.0	8.1	-	29.2	19.9
Capital expenditure commitments	62.9	0.3	-	-	63.2	27.2
Reclamation and closure cost obligations	6.0	19.6	10.0	81.3	116.9	116.6
Gold stream obligation	16.4	46.3	53.6	147.3	263.6	267.5
Total contractual obligations	145.8	177.9	629.5	550.1	1,503.4	1,474.1

Related Party Transactions

The Company did not enter into any related party transactions during the three month ended March 31, 2019.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at April 24, 2019, there were 579.1 million common shares of the Company outstanding. The Company had 9.5 million stock options outstanding under its share option plan, exercisable for up to 9.5 million common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Equivalent Ounce

“Total cash costs per gold equivalent ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.

In addition to gold the Company produces copper and silver. Gold equivalent ounces of copper and silver produced in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced during that quarter. Gold equivalent ounces produced in a period longer than one quarter are calculated by adding the number of gold equivalent ounces in each quarter of that period. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company.  To determine the relevant costs associated with gold equivalent ounces, New Gold believes it is appropriate to reflect all operating costs that are extracted in its operations.

Previously New Gold calculated total cash costs per ounce for Rainy River and Cerro San Pedro net of by-product silver sales revenue. New Gold has calculated New Afton total cash costs per ounce net of by-product silver and copper sales revenue for comparative purposes. Total cash costs per gold ounce net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative total cash cost on a single mine basis.

To provide additional information to investors, New Gold has also calculated total cash costs at New Afton on an individual co-product basis which apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.
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All-in Sustaining Costs per Gold Equivalent Ounce

“All-in sustaining costs per gold equivalent ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers, and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements.  The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

All-in sustaining costs per gold equivalent ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per gold equivalent ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining (growth).  Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded.  The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement.  The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced during that quarter. Gold equivalent ounces produced in a period longer than one quarter are calculated by adding the number of gold equivalent ounces in each quarter of that period.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

Previously New Gold calculated all-in sustaining costs per ounce for Rainy River and Cerro San Pedro net of by-product silver sales revenue. New Gold has calculated New Afton all-in sustaining costs per ounce net of by-product silver and copper sales revenue for comparative purposes. All-in sustaining costs per gold ounce net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. New Gold notes that in connection with New Afton, the copper by-product revenue was sufficiently large to result in a negative all in sustaining cost.

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To provide additional information to investors, New Gold has also calculated New Afton all-in sustaining costs per ounce on an individual co-product basis, which apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures.

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Cash Costs and All-in Sustaining Costs (“AISC”) per Gold Equivalent Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
CONSOLIDATED OPEX, CASH COST AND AISC FROM CONTINUING OPERATIONS RECONCILIATION
Operating expenses	86.9	89.1
Gold equivalent ounces sold(2)	134,699	117,282
Operating expenses per gold equivalent ounce sold ($/ounce)	645	760
Operating expenses	86.9	89.1
Treatment and refining charges on concentrate sales	6.9	8.3
Adjustments(1)	-	(0.2)
Total cash costs	93.8	97.1
Gold equivalent ounces sold(2)	134,699	117,282
Total cash costs per gold equivalent ounce sold ($/ounce)	697	828
Sustaining capital expenditures(3)	42.6	55.3
Sustaining exploration - expensed	0.3	0.4
Sustaining leases	2.1	-
Corporate G&A including share-based compensation(4)	5.5	6.6
Reclamation expenses	1.5	1.7
Total all-in sustaining costs	145.8	161.1
Gold equivalent ounces sold(2)	134,699	117,282
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,083	1,373
1.	Adjustments include social closure costs incurred at Cerro San Pedro included in operating expenses.
2.
Gold equivalent ounces includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q1 2019 was calculated based on average spot market prices of $1,304 per gold ounce, $2.82 per copper pound and $15.57 per silver ounce. The ratio for Q1 2018 was calculated based on average spot market prices of $1,329 per gold ounce, $3.16 per copper pound and $16.77 per silver ounce.

3.	See “Total Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

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Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	57.3	51.6
Gold Equivalent Ounces sold (1)	71,483	41,621
Operating expenses per unit of gold sold ($/ounce)	801	1,240
Operating expenses	57.3	51.6
Total cash costs	57.3	51.6
Gold Equivalent Ounces sold	71,483	41,621
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	801	1,240
Sustaining capital expenditures(2)	34.6	48.6
Sustaining leases	2.0	-
Reclamation expenses	1.2	0.8
Total all-in sustaining costs	95.1	101.0
Gold Equivalent Ounces sold (1)	71,483	41,621
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	1,330	2,427
1.
Gold equivalent ounces includes silver ounces produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q1 2019 was calculated based on average spot market prices of $1,304 per gold ounce and $15.57 per silver ounce. The ratio for Q1 2018 was calculated based on average spot market prices of $1,329 per gold ounce and $16.77 per silver ounce.

2.	See “Total Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A GOLD EQUIVALENT BASIS
Operating expenses	29.6	28.1
Gold Equivalent Ounces sold (1)	63,216	69,914
Operating expenses per unit of gold sold ($/ounce)	468	405
Operating expenses	29.6	28.2
Treatment and refining charges on concentrate sales	6.9	8.3
Total cash costs	36.6	36.5
Gold Equivalent Ounces sold (1)	63,216	69,914
Total cash costs per Gold Equivalent Ounce sold ($/ounce)	578	523
Sustaining capital expenditures(2)	7.9	6.6
Sustaining exploration - expensed	0.2	0.1
Sustaining leases	0.1	-
Reclamation expenses	0.3	0.5
Total all-in sustaining costs	45.1	43.7
Gold Equivalent Ounces sold (1)	63,216	69,914
All-in sustaining costs per Gold Equivalent Ounce sold ($/ounce)	714	626
1.
Gold equivalent ounces includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q1 2019 was calculated based on average spot market prices of $1,304 per gold ounce $2.82 per copper pound and $15.57 per silver ounce. The ratio for Q1 2018 was calculated based on average spot market prices of $1,329 per gold ounce, $3.16 per copper pound and $16.77 per silver ounce.

2.	See “Total Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

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Three months ended March 31, 2019
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO-PRODUCT BASIS
Operating expenses(1)	8.9	20.3	0.4	29.6
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,617	20.2	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	477	1.00	5.78
Operating expenses	8.9	20.3	0.4	29.6
Treatment and refining charges on concentrate sales	2.1	4.8	0.1	6.9
Total cash costs	11.0	25.1	0.5	36.6
By-product silver and copper sales				(57.6)
Total cash costs net of by-product revenue				(21.1)
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,617	20.2	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	589	1.24	7.14
Total cash costs per gold ounce sold ($/ounce)				(1,132)
Total co-product cash costs	11.0	25.1	0.5
Total cash costs net of by-product revenue				(21.1)
Sustaining capital expenditures(3)	2.4	5.4	0.1	7.9
Sustaining exploration expense	-	0.1	-	0.1
Sustaining leases	-	0.1	-	0.1
Reclamation expenses	0.1	0.2	-	0.3
Total co-product all-in sustaining costs	13.5	30.9	0.6
Total all-in sustaining costs net of by-product revenue				(12.5)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	727	1.53	8.81
All-in sustaining costs per gold ounce sold ($/ounce)				(673)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

Three months ended March 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION ON A CO-PRODUCT BASIS
Operating expenses(1)	7.5	20.3	0.4	28.2
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,485	21.3	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	408	0.96	5.01
Operating expenses	7.5	20.3	0.4	28.2
Treatment and refining charges on concentrate sales	2.2	6.0	0.1	8.3
Total cash costs	9.7	26.3	0.5	36.5
By-product silver and copper sales				(68.0)
Total cash costs net of by-product revenue				(31.5)
Units of metal sold (ounces/millions of pounds/millions of ounces)	18,485	21.3	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	527	1.24	6.46
Total cash costs per gold ounce sold ($/ounce)				(1,702)
Total co-product cash costs	9.7	26.3	0.5
Total cash costs net of by-product revenue				(31.5)
Sustaining capital expenditures(3)	1.8	4.7	0.1	6.6
Sustaining exploration expense	0.1	0.1	-	0.2
Reclamation expenses	0.1	0.4	-	0.5
Total co-product all-in sustaining costs	11.7	31.5	0.6
Total all-in sustaining costs net of by-product revenue				(24.3)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	631	1.48	7.73
All-in sustaining costs per gold ounce sold ($/ounce)				(1,313)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.
Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

3.	See “Total Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flow.

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Sustaining Capital Expenditures Reconciliation Tables

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per statement of cash flows	50.4	68.2
New Afton growth capital expenditures(1)	(2.6)	(0.6)
Rainy River growth capital expenditures	(3.8)	(10.2)
Blackwater growth capital expenditures	(1.4)	(1.9)
Sustaining capital expenditures from continuing operations	42.6	55.5
1.
Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-zone. Growth capital expenditures at Rainy River in the current period is primarily related to the payment of underground mine development working capital and the transfer of infrastructure from the contractor and in the prior-year period related to the payment of working capital for project development (pre-commercial production).

Adjusted Net Earnings and Adjusted Net Earnings from Continuing Operations per Share
“Adjusted net earnings from continuing operations” and “adjusted net earnings from continuing operations per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

●	Impairment losses;
●	Inventory write-downs;
●	Items included in “Other gains and losses” as per Note 3 of the Company’s consolidated financial statements; and
●	Certain non-recurring items.

Earnings from continuing operations have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the unaudited condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; and the gold and copper option contracts and copper forward contracts; foreign exchange gain or loss and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings are intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

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Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
ADJUSTED LOSS FROM CONTINUING OPERATIONS RECONCILIATION
Loss before taxes	(9.7)	(29.5)
Other (gains) losses (1)	8.7	8.2
Adjusted net loss before taxes	(1.0)	(21.3)
Income tax expense	(3.7)	(1.4)
Income tax adjustments	2.9	4.8
Adjusted income tax (expense) recovery	(0.8)	3.4
Adjusted net loss	(1.8)	(17.9)
Adjusted loss per share (basic and diluted)	(0.00)	(0.03)
1.	Please refer to Note 3 of the Company’s unaudited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Three months ended March 31
(in millions of U.S. dollars)	2019	2018
CASH RECONCILIATION FROM CONTINUING OPERATIONS
Cash generated from operations	74.3	39.7
Add back (deduct): Change in non-cash operating working capital	(3.2)	10.2
Cash generated from operations before changes in non-cash operating working capital	71.1	49.9

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Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

Three months ended March 31
(in millions of U.S. dollars)	2019	2018
TOTAL OPERATING MARGIN
Revenue	167.9	147.5
Less: Operating expenses	86.9	89.1
Total operating margin	81.0	58.4

	Three months ended March 31
(in millions of U.S. dollars)	2019	2018
RAINY RIVER OPERATING MARGIN
Revenue	92.5	55.3
Less: Operating expenses	57.3	51.6
Rainy River operating margin	35.2	3.7

Three months ended March 31
(in millions of U.S. dollars)	2019	2018
NEW AFTON OPERATING MARGIN
Revenue	75.4	84.5
Less: Operating expenses	29.6	28.3
New Afton operating margin	45.8	56.2

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Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
TOTAL AVERAGE REALIZED PRICE FROM CONTINUING OPERATIONS
Revenue from gold sales	114.3	82.9
Treatment and refining charges on gold concentrate sales	2.1	2.2
Gross revenue from gold sales	116.4	85.1
Gold ounces sold	89,312	64,154
Total average realized price per gold ounce sold ($/ounce)	1,301	1,331

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	91.5	54.3
Gold ounces sold	70,695	40,880
Rainy River average realized price per gold ounce sold ($/ounce)	1,295	1,328

Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019	2018
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	22.8	22.2
Treatment and refining charges on gold concentrate sales	2.1	2.2
Gross revenue from gold sales	24.9	24.4
Gold ounces sold	18,617	18,485
New Afton average realized price per gold ounce sold ($/ounce)	1,327	1,336

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2018, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the three months ended March 31, 2019, except as noted below:

Metal price risk
The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

●	the strength of the U.S. economy and the economies of other industrialized and developing nations;
●	global or regional political or economic conditions;
●	the relative strength of the U.S. dollar and other currencies;
●	expectations with respect to the rate of inflation;
●	interest rates;
●	purchases and sales of gold by central banks and other large holders, including speculators;
●	demand for jewellery containing gold; and
●	investment activity, including speculation, in gold as a commodity.

For the three months ended March 31, 2019, the Company’s revenue and cash flows were impacted by gold prices in the range of $1,279 to $1,343 per ounce, and by copper prices in the range of $2.64 to $2.98 per pound. Low metal prices could cause continued developments of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. As at March 31, 2019, working capital includes unpriced gold and copper concentrate receivables totalling 1,930 ounces of gold and 1.6 million pounds of copper not offset by copper swap contracts. The Company’s exposure to changes in copper prices has been significantly reduced during 2019 as the Company has entered into copper price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in copper prices.

An increase in gold, copper and silver prices would increase the Company’s net earnings, whereas an increase in fuel or restricted share unit vested prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings (loss) before taxes and other comprehensive income before taxes as follows:

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Three months ended March 31			Three months ended March 31
(in millions of U.S. dollars, except where noted)	2019 Net Earnings (Loss)	2019 Other Comprehensive Income (Loss)	2018 Net Earnings (Loss)	2018 Other Comprehensive Income (Loss)
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	8.8	-	13.1	-
Copper price	5.8	-	6.7	-

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in Mineral Reserve and Resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges.  Depending on the price of gold or other metals, the Company may determine that it is impractical to continue commercial production at a particular site. In addition, cash costs and all-in sustaining costs of gold production are calculated net of by-product credits, and therefore may be impacted by downward fluctuations in the price of by-product metals. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives.  The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has granted, under its long-term incentive plan, restricted share units that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements.

ACCOUNTING POLICIES

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements, except as noted below.

Changes in accounting policies

Leases
On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases. This standard replaces IAS 17 Leases.  The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted.

The Company adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative figures are not restated to reflect the adoption of IFRS 16. Additionally, the Company has adopted the exemption for leases with a lease term of 12 months or less and for leases that are low value. Given that the Company’s existing operating leases are not material, no adjustment to equity has been recognized upon IFRS 16 adoption on January 1, 2019.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its President & Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as at and for the year ended December 31, 2018. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at and for the year ended December 31, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at and for the year ended December 31, 2018 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at and for the year ended December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2018.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”).  While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made.  Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2019” and “Development and Exploration Review” and include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; planned activities for 2019 and beyond at the Company’s operations and projects.

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All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River, New Afton and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for New Afton C-zone and Blackwater being realized; and (10) in the case of production, cost and expenditure outlooks at operating mine’s for 2019, commodity prices,  exchange rates, grades, recovery rates, mill availability and mill throughput rates being consistent with those estimated for the purposes of 2019 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; changes in national and local government legislation in Canada and the United States and, to a lesser extent,  Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for New Afton C-zone and Blackwater; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision for Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Technical Information

The scientific and technical information relating to the Mineral Reserves contained herein has been reviewed and approved by Mr. Nicholas Kwong, Director of Technical Services for the Company. The scientific and technical information relating to the Mineral Resources contained herein has been reviewed and approved by Mr. Mark A. Petersen a consultant to New Gold and its former Vice President, Exploration. All other scientific and technical information in this MD&A has been reviewed and approved by Mr. Eric Vinet, Vice President, Technical Services for the Company. Mr. Kwong is a Professional Engineer and a member of the Association of Professional Engineers and Geoscientists of British Columbia.  Mr. Petersen is a Professional Geoscientist (P.Geo.) and Practicing Member of the Association of Professional Geoscientists of Ontario, an SME Registered Member and an AIPG Certified Professional Geologist.  Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Kwong, Mr. Petersen and Mr. Vinet are "Qualified Persons" for the purposes of NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties, including a breakdown by category.

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